Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2009

Hui Lin
Chief Financial Officer
Aida Pharmaceuticals, Inc.
31 Dingjiang Road,
Jianggan District
Hangzhou, People's Republic of China 310016

Re: Aida Pharmaceuticals, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 20, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 19, 2008
File Number: 000-50212

Dear Ms. Lin:

We issued comments to you on the above captioned filings on September 26, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 28, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 28, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure flings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dana Hartz, staff accountant at 202-551-3648 if you have any questions.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief